PMU News Release #12-04 TSX: PMU OTCQX: PFRMF June 1, 2012

Pacific Rim Mining Arbitration Case to Proceed Under El Salvador Foreign Investment Law; CAFTA Portion of Claim Dismissed by ICSID

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) announces that the investment dispute of its US subsidiary PacRim Cayman, LLC (“PacRim”) with the Government of El Salvador (“GOES”) will proceed to the merits portion of the arbitration case. A Tribunal at the International Centre for Settlement of Investment Disputes (“ICSID”) has issued its ruling on objections filed by the GOES and decided that the case will proceed under El Salvador’s Foreign Investment Law (the “Investment Law”).

The GOES filed “jurisdictional” objections to PacRim’s claims under the Investment Law as well as under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”). In its ruling, the Tribunal rejected all of the GOES’s objections to PacRim’s claims under the Investment Law. The Tribunal also rejected most of the GOES’s objections under CAFTA (including rejecting the GOES’s assertion that the case constituted an “abuse of process”). However, while concluding that PacRim is in fact a US company and is part of a group of companies that has substantial business activities in the USA, the Tribunal concluded that PacRim by itself does not have sufficiently “substantial” business activities in the USA to proceed with its claims under CAFTA. Accordingly, the arbitration claim can and will proceed under the Investment Law alone. ICSID, a branch of the World Bank, will continue to oversee this claim at its headquarters in Washington, DC.

“We look forward to proceeding to the merits portion of the arbitration case to recover the value of the El Dorado asset,” states Tom Shrake, President and CEO. “We are very confident in the merits of this case. The fact that it will proceed under the Investment Law alone rather than under both sets of trade rules has no impact on the case. What is relevant is the fact that we will continue to protect our company’s rights with ICSID, at the World Bank. It is our hope the Government of El Salvador will put an end to this dispute and put her people and our industry back to work. Every mining concession in El Salvador has been expropriated resulting in the loss of jobs, tax revenues and stability, as well as Salvador’s standing in the foreign investment community.”

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information
This news release contains forward-looking statements that are subject to a variety of risks and uncertainties, any of which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to the outcome of legal proceedings; risks related to the timing of future updates; and other risks and uncertainties related to the Company’s prospects, properties and business detailed in the Company’s most recent annual report and AIF filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com